EXHIBIT 16.2


                     Resignation of Robert N. Whitnell




December 15, 2003

John G. Perry, President
Reva, Inc.
127 West Davis Street
Culpeper, VA  22701

Dear Mr. Perry:

We are advising you as follows:

1. Robert N. Whitnell was dismissed as auditor effective October 15, 2003, at the request of Reva, Inc.

2. In connection with the audit of the two most recent fiscal years, no disagreement(s) exist with any former accountant on any matter of accounting, principles, or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

No audit reports were prepared by Robert N. Whitnell for any fiscal year.

I trust this letter will fulfill your requirements.

Sincerely,


/s/ Robert N. Whitnell
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Robert N. Whitnell